SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

STARLIMS Technologies Ltd.
(Name of Registrant)

32B Habarzel Street, Tel Aviv 69710, Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

STARLIMS Technologies Ltd.

6-K Items

1.	Press release: Abbott to Acquire STARLIMS Technologies Ltd., a Leader in Laboratory Information Management Systems; dated December 14, 2009

ITEM 1

Abbott to Acquire STARLIMS Technologies Ltd., a Leader in Laboratory Information Management Systems

Enhances Abbott’s Diagnostics Portfolio and Expertise in Information Management Systems; Expands STARLIMS’ Presence Across Laboratory Market Segments

ABBOTT PARK, Ill., and HOLLYWOOD, Fla., Dec. 14, 2009 – Abbott (NYSE: ABT) announced today a definitive agreement to acquire STARLIMS Technologies Ltd. (NASDAQ: LIMS), a leading provider of laboratory information management systems, for approximately $123 million in cash.

The acquisition strengthens Abbott’s competitive position in the global diagnostics market, providing advanced web-based applications to help laboratories efficiently store, retrieve and analyze a significantly increasing volume of clinical, managerial and administrative data.

“The acquisition of STARLIMS will provide Abbott with leading products to build upon existing technologies and expertise in the emerging field of healthcare informatics,” said Edward L. Michael, executive vice president, Diagnostics Products, Abbott. “STARLIMS’ advanced web-based technologies can help our customers operate efficiently across the core laboratory, molecular and point-of care segments of the global diagnostics market.”

Healthcare informatics is the application of information management and technology to the planning and delivery of high quality and cost-effective healthcare. Advanced informatics systems are becoming increasingly important to clinical laboratories as a means to automate the retrieval, communication and management of medical and laboratory data and aid compliance with global regulatory and industry standards. Informatics systems can help laboratories improve operating efficiency through process standardization, reduced labor costs and increased capacity. Improved laboratory operations benefit physicians and patients through improved turnaround times and more consistent interpretation of test results.

As Abbott integrates STARLIMS into its existing portfolio of laboratory information management products, the company will continue to support and expand the non-clinical market segments currently served by STARLIMS.

“We believe our laboratory information management solutions, which are widely used by government, manufacturing and life sciences organizations, have important applications in clinical laboratories for improving the access, exchange and analysis of patient and technical data,” said Itschak Friedman, chief executive officer of STARLIMS, who will continue to lead the STARLIMS team after the acquisition closes. “We look forward to becoming a part of Abbott and working together to serve our current customers and expand the availability of our technologies to address unmet needs in laboratories around the world.”

Under the terms of the agreement, Abbott will acquire all outstanding equity of STARLIMS for $14 per share, for a total purchase price of approximately $123 million. STARLIMS currently has approximately $18 million in cash on hand.

This transaction does not impact Abbott’s previously issued ongoing earnings-per-share guidance for 2009 and is subject to customary closing conditions. Abbott expects the transaction to close in the first quarter of 2010.

About STARLIMS Technologies Ltd.
STARLIMS Technologies Ltd. (Nasdaq:LIMS) is a leading provider of laboratory information management systems (LIMS), with approximately 160 employees worldwide and more than 20 years of LIMS experience. The company’s flagship product, STARLIMS®, improves the reliability of laboratory sampling processes, supports compliance with domestic and international regulations and industry standards, and provides comprehensive reporting, monitoring and analysis capabilities. STARLIMS software is used for quality assurance and control, testing and monitoring, and research and development in government, manufacturing and life sciences organizations. Headquartered in Israel, with operations in the United States, Canada, the United Kingdom and Hong Kong, the company serves over 500 organizations in 40 countries. For more information, please see http://www.starlims.com.

About Abbott
Abbott (NYSE: ABT) is a global, broad-based health care company devoted to the discovery, development, manufacture and marketing of pharmaceuticals and medical products, including nutritionals, devices and diagnostics. The company employs more than 72,000 people and markets its products in more than 130 countries.

Abbott Forward Looking Statement
Some statements in this news release may be forward-looking statements for purposes of the Private Securities Litigation Reform Act of 1995. Abbott cautions that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Economic, competitive, governmental, technological and other factors that may affect Abbott’s operations are discussed in Item 1A, “Risk Factors,” to our Annual Report on Securities and Exchange Commission Form 10-K for the year ended Dec. 31, 2008, and are incorporated by reference. Abbott undertakes no obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STARLIMS Technologies Ltd. (Registrant) By: /s/ Chaim Friedman —————————————— Chaim Friedman Chief Financial Officer

Date: December 14, 2009